Designated Filer:	FEINBERG LARRY N
Issuer & Ticker Symbol:	Vermillion, Inc. (VRML)
Date of Event Requiring Statement:	July 14, 2015

Explanation of Responses

(1)
The Oracle Funds (as defined below) beneficially own 8,624,225 shares of Common Stock and a warrant (the “Warrant”) to acquire 583,333 shares of Common Stock.  Oracle Partners, L.P. (“Oracle Partners”) is the record beneficial owner of 5,056,023 shares of Common Stock.  Oracle Ten Fund Master, LP (“Oracle Ten Fund”) is the record beneficial owner of 2,595,980 shares of Common Stock.  Oracle Institutional Partners, L.P. (“Oracle Institutional Partners”) is the record beneficial owner of 972,222 shares of Common Stock and the Warrant to acquire 583,333 shares of Common Stock. Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners shall collectively be referred to herein as the “Oracle Funds”.  Mr. Feinberg is the managing member of Oracle Associates, LLC (“Oracle Associates”), which in turn is the general partner of Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners.  Mr. Feinberg is also the sole shareholder, director and president of Oracle Investment Management, Inc. (“Investment Manager”), which in turn is the investment manager of Oracle Ten Fund.  Because Investment Manager has investment discretion over Oracle Ten Fund, it has voting and dispositive power over the shares held by Oracle Ten Fund. Because Mr. Feinberg is the sole shareholder, director and president of Investment Manager and the managing member of Oracle Associates and Oracle Associates is the general partner of Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners, they have voting and dispositive power over the shares held by Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners.  The foregoing is not an admission by Mr. Feinberg, Oracle Associates or Investment Manager that is the beneficial owner of the shares held by the Oracle Funds, and each disclaims beneficial ownership of the shares except to the extent of his or its pecuniary interest therein.

(2)
The Warrant is exercisable, in whole or in part, at the option of the holder, at any time and from time to time from June 23, 2015 until December 23, 2017, at an exercise price of $2.00 per share of Common Stock, subject to adjustments.

(3)
Solely for purposes of Section 16 of the Exchange Act, each of the Oracle Funds, and Oracle Associates, the Investment Manager and Mr. Feinberg, by virtue of their control over the Oracle Funds, may be deemed to be directors-by-deputization by virtue of the Oracle Funds’ contractual right to designate a member of the board of directors of Vermillion, Inc. Eric Varma, a Senior Analyst of  the Investment Manager, is a member of Vermillion, Inc.’s board of directors.